
10032910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz (801) 355-5588
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 South College Drive STE 101	Salt Lake City	Utah	84123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public


RACHELLE J KNUDSEN
Notary Public
State of Utah
My Commission Expires March 12, 2012
Commission #573568

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation (the Company) as of September 30, 2010, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

November 12, 2010

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2010

Assets		
Cash		$ 1,834,837
Cash segregated under Federal and other regulations		607,435
Deposits with clearing organizations		220,000
Receivables:		
Customers	$ 94,707	
Broker - dealers	48,906	
Shareholders	456	
	144,069	
Less: Allowance for doubtful accounts	-	
		144,069
Trading securities - at market value		10,525
Furniture and Equipment, at cost, less accumulated depreciation of $131,610		20,855
Total Assets		$ 2,837,721

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION (Continued)
September 30, 2010

Liabilities and Stockholders' Equity	
Liabilities	
Payable to customers	$ 359,635
Payable to broker - dealers	91,184
Payable to shareholders	37,652
Payable to employees	25,155
Payable to clearing organizations	10,525
Payable to correspondent	384,534
Accounts payable and accrued expenses	98,621
Salaries and commissions payable	72,372
Total Liabilities	1,079,678
Stockholders' Equity	
Common stock, $.50 par value; 500,000 shares authorized, 136,500 shares issued, and 113,500 shares outstanding	68,250
Additional paid-in capital	235,424
Retained earnings	1,912,069
Treasury stock - 23,000 shares at cost	(457,700)
Total Stockholders' Equity	1,758,043
Total Liabilities and Stockholders' Equity	$ 2,837,721

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
For The Year Ended September 30, 2010

Revenues:	
Commissions	$ 721,072
Net gain on trading accounts	27,057
Clearing income from correspondent	280,344
Ticket charges	246,726
Interest income	5,415
Other income	363,050
Total Revenues	1,643,664
Expenses:	
Commissions	430,232
Salaries and benefits	460,241
Clearing	189,645
Communications	66,846
Payroll taxes	51,490
Data processing	221,975
Postage and delivery	43,722
Rent	12,000
Professional services	176,730
Depreciation	10,182
Regulatory fees	50,278
Travel and entertainment	1,780
Other	95,262
Total Expenses	1,810,383
Net Loss	$ (166,719)

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended September 30, 2010

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2009	$ 68,250	$ 235,424	$ (457,700)	$ 2,646,288	$ 2,492,262
Dividends paid				(567,500)	(567,500)
Net loss				(166,719)	(166,719)
Balance at September 30, 2010	$ 68,250	$ 235,424	$ (457,700)	$ 1,912,069	$ 1,758,043

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2010

Cash Flows From Operating Activities:	
Net loss	$ (166,719)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	10,182
(Increase) decrease in operating assets:	
Deposits with clearing organizations	100,000
Receivables	22,639
Trading securities - at market value	(5,875)
Increase (decrease) in operating liabilities:	
Payable to customers	13,665
Payable to broker - dealers	50,131
Payable to shareholders	27,009
Payable to employees	22,065
Payable to clearing organizations	7,847
Payable to correspondent	(13,663)
Accounts payable and accrued expenses	26,281
Salaries and commissions payable	(27,929)
Net Cash From Operating Activities	65,633
Cash Flows From Investing Activity:	
Purchase of furniture and equipment	(15,250)
Net Cash From Investing Activity	(15,250)
Cash Flows From Financing Activity:	
Dividends paid	(567,500)
Net Cash from Financing Activity	(567,500)
Net Increase (Decrease) in Cash and Cash Equivalents	(517,117)
Cash and Cash Equivalents, September 30, 2009	2,959,389
Cash and Cash Equivalents, September 30, 2010	$ 2,442,272

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades, if any, are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at September 30, 2010. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Trading Securities

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2010 is $0.

Furniture and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

Revenue Recognition

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholders, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholders' individual income tax returns.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk as cash balances are swept daily into a money market account backed by U.S. Government securities.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through November 12, 2010, which is the date the financial statements were available to be issued.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $312,130 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2010 was $402,781. Subsequent to year end, on October 1, 2010, the Company deposited an additional $250,000 into the reserve bank account to cover the required reserve.

Cash of $295,305 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2010 was $209,780.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $220,000 as of September 30, 2010.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee payable account balance from the customer account receivables and payables.

NOTE 5 PAYABLE TO SHAREHOLDERS

Shareholder related payable account balance arose from the ordinary course of business. For regulatory purposes, this account has been segregated into a separate financial statement account.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a related party. Three stockholders of the Company are also owners of the related party company. Rent expense for the year ended September 30, 2010 was $12,000. The monthly rental at September 30, 2010 was $1,000.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2010, the Company had net capital (calculated on trade date basis) of $1,722,405 which was $1,472,405 in excess of its required net capital of $250,000. The Company's net capital ratio was .45 to 1.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2010, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

NOTE 10 OTHER COMMITMENTS

The Company entered into a five year agreement beginning January, 2008 with another entity for integrated trade execution processing and financial reporting software and support services. Minimum monthly payments to be made by the Company are $7,710.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

GAAP defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

• Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category consists of securities owned.

• Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2010.

• Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2010.

The following table presents the Company's fair value hierarchy as of September 30, 2010 for assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Securities owned	$ 10,525	$ -	$ -
Total	$ 10,525	$ -	$ -

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2010

Computation Of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 1,758,043
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Qualified for Net Capital		1,758,043
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 23,899	
Aged fail-to-deliver	9,856	
Total Deductions and/or Charges		(33,755)
Net capital before haircuts on securities positions		1,724,288
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	1,883	
Total Haircuts on Securities		(1,883)
Net Capital		$ 1,722,405
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 51,170
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 1,472,405
Excess net capital at 1000%		$ 1,422,405
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 1,079,676
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		(312,130)
Total aggregate indebtedness		$ 767,546
Ratio of aggregate indebtedness to net capital		.45 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2010

Net capital as reported in Company's FOCUS report, September 30, 2010	$ 1,727,214
Adjustments by auditors:	
To convert the financial statements from Settlement Date basis to Trade Date basis of accounting:	
Commissions expense	(3,492)
Commissions income	6,983
To record additonal operating expenses	(8,300)
Net capital per audited financial statements, September 30, 2010	$ 1,722,405

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2010

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	383,859
Customers' securities failed to receive		81,586
Total Credit Items		465,445
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting)		83,809
Other - Clearing allocation		(1,965)
Total Debit Items		81,844
Reserve Computation		
Excess of total credits over total debits	$	383,601
If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits	$	402,781
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period		312,130
Required deposit ($250,000 deposited on 10/01/2010)	$	90,651

ALPINE SECURITIES CORPORATION
RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3
PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2010

Excess of total credits over total debits as reported in Company's FOCUS report, September 30, 2010	$	383,601
Adjustments by auditors		-
Excess of total credits over total debits per audited financial statements, September 30, 2010	$	383,601

ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2010

State the market valuation and number of items of:

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
	A. Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
	A. Number of items	0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.	Yes



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Alpine Securities Corporation (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures as we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

As part of our testing of the Company's compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, we found that all six extensions filed in September 2010 were denied when the Company thought they were approved. It appears the new extension form was not being completed properly, resulting in the errors. The six transactions were subsequently resolved by cash being receipted from the customer within seven business days of their respective settlement date. The Company subsequently corrected the problem in the following month.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

November 12, 2010

ALPINE SECURITIES CORPORATION

Financial Statements

For The Year Ended September 30, 2010

(Together With Independent Auditor's Report)



Jensen & Keddington, P.C.
Certified Public Accountants

ALPINE SECURITIES CORPORATION

Financial Statements

For The Year Ended September 30, 2010

(Together With Independent Auditor's Report)

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS

Page

Facing Page 1

Oath or Affirmation 2

Independent Auditor's Report 3

Statement of Financial Condition 4

Statement of Income (Loss) 6

Statement of Changes in Stockholders' Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13

Reconciliation of Net Capital Per FOCUS Report Filed and Audited Financial Statements 14

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

Reconciliation of Reserve Requirement Under Rule 15c3-3 Per FOCUS Report Filed and Audited Financial Statements 16

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5 of the Securities and Exchange Commission 18

ALPINE SECURITIES CORPORATION

TRANSITIONAL ASSESSMENT RECONCILIATION

AGREED UPON PROCEDURES

INDEPENDENT ACCOUNTANTS' SUPPLEMENTAL REPORT

For The Year Ended September 30, 2010



Jensen & Keddington, P.C.
Certified Public Accountants

ALPINE SECURITIES CORPORATION
AGREED UPON PROCEDURES
TABLE OF CONTENTS
For The Year Ended SEPTEMBER 30, 2010

Page

Independent Accountants' Report on Applying Agreed-Upon Procedures 1

Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) 2

Independent Account's Report On
Applying Agreed-Upon Procedures

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which were agreed to by Alpine Securities Corporation. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. We compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. We compared the amounts reported on the audited Form X-17 A-5 for the year ended September 30, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2010. We noted no exceptions.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Jensen & Keddington

November 19, 2010

ALPINE SECURITIES CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
For The Year Ended September 30, 2010

Total assessment for the year ended September 30, 2010			$ 4,109
Assessment Payments			
Payment Date	SIPC Collection Office to Where Payment Was Mailed	Payment Amount	
April 27, 2010	Washington, DC	$ 1,800	
November 17, 2010	Washington, DC	2,309	
	Total assessment payments		4,109
Total assessment balance due			$ -